Mail Stop 3010

September 15, 2009

Charles A. Ruys de Perez, General Counsel and Secretary
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Co.
385 East Colorado Blvd.
Pasadena, CA 91101

> **Re: Western Asset Mortgage Capital Corporation**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed September 2, 2009**
> **File No. 333-159962**

Dear Mr. Ruys de Perez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you have not included a price range. Please amend your disclosure to include a bona fide estimate of the price range for the securities and ensure that you provide all of the additional disclosure that is based on this price range.

2.   Prior to effectiveness, please provide either a copy of the letter from the Financial Industry Regulatory Authority ("FINRA") or a telephone call to inform us that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

Historical Performance of Our Manager's Investments … page 132

3.   We note your response to comment 1 of our letter dated August 28, 2009. On pages 132 and 133 you have described portfolios that "may have a material allocation to real estate or

real estate-related assets, including our target assets, but are not focused primarily on real estate or real estate-related assets." It appears that you have concluded that those portfolios described on pages 132 and 133 are not "programs" within the meaning of Guide 5. Please note that Guide 5 requires you to include as programs those that "have invested primarily in real estate, regardless of the investment objectives of the programs." Please confirm to us that the portfolios described on pages 132 and 133 have not invested primarily in real estate, regardless of the "focus" or "investment objectives" of the portfolios. Please also revise your narrative disclosure of the "programs" on page 134 to provide all of the disclosure required by Item 8.A of Guide 5 in the format required by this item. By way of example, for your five portfolios that you deem to be "programs," please provide the total amount of money raised as required by Item 8.A.1.(b) of Guide 5 and the total number of investors as required by Item 8.A.1.(c) of Guide 5. Please review and respond to all of items required in the narrative summary of Item 8.A. of Guide 5.

4.   We note your response to comment 2 of our letter dated August 28, 2009 as it relates to the three separate accounts managed on behalf of private institutional clients. Please provide us additional analysis as to the discretion each separate account investor did or may exercise over the investments in each account. Please also revise your disclosure on page 134 to clarify that of the eight portfolios that primarily invest in your target assets, three are separate accounts managed on behalf of private institutional clients.

5.   We note your response to comment 3 of our letter dated August 28, 2009. Please disclose the expenses borne by Western Asset or Legg Mason in Table I.

6.   We note your response to comment 5 of our letter dated August 28, 2009 and your inclusion of Table IV for the LMP Variable Government Fund. Please explain to us or revise your disclosure in the Table to explain why most of the items are not applicable. For example, please explain why there was no return of capital when the mutual fund was redeemed.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551-3655 with any other questions.

                          Sincerely,

                          Sonia Gupta Barros
                          Special Counsel

cc: David J. Goldschmidt, Esq.